Exhibit 99.4

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING
TO BE HELD ON FRIDAY, JANUARY 17, 2025

I/We(Note 1)________________________________________________________________________________________________________________ of(Note 1)__________________________________________________________________________________________________________________ being the registered holder(s) of_____________________________________shares(Note 2) of US$0.00001 each in the capital of MINISO Group Holding Limited (the “Company”), hereby appoint(Note 3)____________________________________________________________________________________ of(Note 3)_________________________________________________________________________________________________________________ or failing him/her, the chairman of the extraordinary general meeting (the “EGM”) as my/our proxy to attend, act and vote for me/us and on my/our behalf at the EGM to be held at 11:00 a.m. on Friday, January 17, 2025 at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong, and at any adjournment thereof for the purpose of considering and, if thought fit, passing with or without modification, the resolutions as set out in the notice of the EGM and to vote on my/our behalf as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matters properly put to the EGM in such manner as he/she thinks fit.

Ordinary Resolutions		For(Note 4)	Against(Note 4)
1.	The Dairy Farm Share Purchase Agreement (as defined in the circular dated November 22, 2024 despatched to the shareholders of the Company (the “Circular”), a copy of which has been produced to the EGM marked “A” and signed by the chairman of the EGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;
2.	The Jingdong Share Purchase Agreement (as defined in the Circular, a copy of which has been produced to the EGM marked “B” and signed by the chairman of the EGM for the purpose of identification, together with the Dairy Farm Share Purchase Agreement, the “Share Purchase Agreements”), and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and
3.	Any one of the directors of the Company be and is hereby authorized to do all such acts and things incidental to the Share Purchase Agreements as he/she considers necessary, desirable, or expedient in connection with the implementation of or giving effect to the Share Purchase Agreements and the transactions contemplated thereunder.

Dated this ________________ day of ________________________________________             Signature(s)(Notes 5 & 6)________________________

Notes:

1.	Full name(s) and address(es) shall be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares in the capital of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

3.	Full name(s) and address(es) shall be inserted in BLOCK CAPITALS. If not completed, the chairman of the meeting will act as your proxy. If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the EGM” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the EGM is entitled to appoint any number of proxies (who must be individuals) to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK (“\I”) THE BOX MARKED “For”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK (“\I”) THE BOX MARKED “Against”. Failure to tick a box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

5.	If the appointor is a corporation, this form must be under common seal or under the hand of an officer, attorney, or other person duly authorised on that behalf.

6.	In the case of joint holders, the signature of any one holder will be sufficient but the names of all the joint holders should be stated. Where there are joint holders of any share of the Company, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders be present at the meeting, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined as that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

7.	To be valid, this form of proxy must be completed, signed and deposited at the Hong Kong branch share registrar of the Company, Computershare Hong Kong Investor Services Limited (for holders of the Company’s shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof), as soon as possible but in any event not less than 48 hours before the time for holding the meeting (i.e. before 11:00 a.m. on Wednesday, January 15, 2025). Completion and return of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the above meeting (or any adjourned meeting thereof) if they so wish and in such event, this form of proxy shall be deemed to be revoked.

8.	A proxy need not be a shareholder of the Company.

9.	Any alteration made to this form of proxy must be initialled by the person who signs it.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the above meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. You/your proxy (or proxies) have/has the right to request access to and/or correction of the relevant personal data in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request shall be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address.